Calculation of Filing Fee Tables
S-3
JPMORGAN CHASE & CO
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $4,000,000,000.00. The prospectus is a final prospectus for the related offering.
The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering(s). The maximum aggregate offering price for such offering(s) is $4,000,000,000.